WideOpenWest, Inc.

7887 East Belleview Avenue

Suite 1000

Englewood, Colorado 80111

July 19, 2022

VIA EDGAR

Mr. Joseph Cascarano

Senior Staff Accountant

Mr. Robert S. Littlepage

Accountant Branch Chief

Office of Technology

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:	WideOpenWest, Inc.
Form 10-K for the Fiscal Year ended December 31, 2021
Filed February 24, 2022
Form 8-K filed May 9, 2022
File No. 001-38101

Dear Mr. Cascarano and Mr. Littlepage:

I submit this letter on behalf of WideOpenWest, Inc. (the “Company”) in response to the comment letter of the Staff of the Securities and Exchange Commission dated July 5, 2022 relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”) and the Company’s Current Report on Form 8-K filed on May 9, 2022 (the “May 2022 Form 8-K”). In this letter, I have recited the comment from the Staff in bold and provided the Company’s response immediately following such comment.

Form 10-K for the Fiscal Year ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

1.	We note your disclosure of average revenue per unit (“ARPU”) when discussing subscription revenues. Please explain what consideration was given to providing a quantified discussion of this metric, and changes therein, in your MD&A. In this regard, since you attribute any further decline in subscription revenues to an offsetting growth in this metric, quantification would appear necessary to understanding and evaluating your business. Similar revisions should be made to your interim results of operations discussion.

The Company respectfully advises the Staff that ARPU is more useful to investors as one of the explanations of trends in revenues rather than as a stand-alone metric. The Company does not quantify ARPU on a stand-alone basis as this metric alone is not sufficient to enable investors to understand the trends in revenue period over period and would place undue focus and reliance on a measure that is not used prominently in the management of the business. Instead, the Company provides an explanation of the change in revenue based on three primary factors: (i) the mix of services to which customers subscribe, (ii) the rate charged to those customers (i.e., ARPU), and (iii) the volume of customers. The Company further explains how these factors are impacted by trends in the individual service lines.

The Company defines ARPU as subscription revenue for each of the high-speed data (“HSD”), video, and telephony services divided by the average total revenue generating units (“RGUs”) for each service category for the respective period.1 This definition indicates that APRU represents the summation of the individual ARPUs for each service line (in other words, an overall rate charged to subscribers measured at a point in time).

A focus on ARPU as an independent metric could cause confusion regarding trends in the business. For example, increases in video revenue are driven primarily by annual rate increases charged by video content providers which the Company then passes on to its customers. The resulting increase in revenue (and therefore ARPU) is largely unrelated to Company performance and does not illustrate the profitability of such revenue, which is a more meaningful metric (as discussed with respect to incremental contribution below) to the Company and its investors. Since rate increases would result in an increased stand-alone ARPU metric, an investor could conflate the rate increase with growth in the business notwithstanding the Company’s consistent disclosures that it does not expect to be able to continue to pass along rate increases to its customers without potentially losing video customers. In contrast, the rate for telephony customers remains relatively constant, resulting in a similar ARPU metric period over period. An investor could mistake consistent ARPU for consistent recurring revenue; however, the Company continues to see a decline in subscription revenues due to the decrease in the volume of telephony customers. As the Company has disclosed, it expects this trend to continue. The Company believes that its investors generally disregard telephony in evaluating the performance and growth prospects of the Company.

For these reasons, the Company believes quantification of ARPU and period over period comparisons of this metric would not help investors better understand its business.

2.	Please explain whether ARPU is a key performance indicator used in managing your business and consider revising to include a discussion of the measure in your MD&A section, along with comparative period amounts, or explain why you do not believe this disclosure is necessary.

The Company respectfully advises the Staff that ARPU is not a key performance indicator used in managing its business. The reason the Company does not believe a discussion of comparative period ARPU amounts would be useful to investors is a result of the divergent reasons for revenue fluctuations by service line described above, and also because the key performance indicator of incremental contribution contained in the Company’s periodic reports conveys similar information in a more concise and understandable manner.

As described in the Company’s most recent Annual Report on Form 10-K, “Incremental contribution is included herein because we believe that it is a key metric used by our management to assess the financial performance of the business by showing how the relative relationship of the various components of subscription services contributes to our overall consolidated historical results. Our management further believes that it provides useful information to investors in evaluating our financial condition and results of operations because the additional detail illustrates how an incremental dollar of revenue generates cash, before any unallocated costs are considered, which we believe is a key component of our overall strategy and important for understanding what drives our cash flow position relative to our historical results. Incremental contribution is defined by us as the components of subscription revenue, less costs directly incurred from third parties in connection with the provision of such services to our customers.”

The reason the Company utilizes incremental contribution as a key performance indicator in the management of the business is because it better illustrates the profitability, as opposed to pure revenue generation, of its subscription revenue. Because of the nature of the telecommunications business, with its associated significant capital expenditures and depreciation and amortization costs, the Company believes that investors focus less on top line revenue and net income than generation of cash flow and margin analysis. Incremental contribution is a more meaningful lens through which management and investors can analyze the Company’s performance in generating cash flow and realizing profitability. The Company respectfully submits that continuing to focus its disclosures on incremental contribution and period over period fluctuations in incremental contribution is more meaningful to investors than a more extensive quantification of the ARPU of its combined service lines, which does not reflect the manner in which the Company manages its business.

1 For clarity, an RGU is different from the number of subscribers. For example, a customer that utilizes both HSD and video services equates to two RGUs (one HSD RGU and one video RGU), but is counted as one subscriber.

Form 8-K filed May 9, 2022

Exhibit 99.1, page 1

3.	We note your disclosure of Adjusted EBITDA Margin, which appears to be a non-GAAP financial measure. Please provide the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K; for instance, present and discuss the most directly comparable GAAP measure to Adjusted EBITDA Margin with equal or greater prominence in your earnings discussion.

The Company advises the Staff that when disclosing Adjusted EBITDA Margin in any future earnings release, the Company will disclose net profit margin with equal or greater prominence in its earnings discussions and will include a reconciliation to such metric.

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If you have any questions or comments regarding the foregoing matters, please contact the undersigned.

Very truly yours,

WideOpenWest, Inc.

WIDEOPENWEST, INC.

By:	/s/ John Rego
Name:	John Rego
Title:	Chief Financial Officer